787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 3, 2017

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Kathryn Hinke, Esq.

Re:	SunAmerica Series, Inc.
Post-Effective Amendment No. 83 to Registration Statement on Form N-1A
Securities Act File No. 333-11283
Investment Company Act File No. 811-07797

SunAmerica Income Funds
Post-Effective Amendment No. 64 to Registration Statement on Form N-1A
Securities Act File No. 033-06502
Investment Company Act File No. 811-4708

SunAmerica Senior Floating Rate Fund, Inc.
Post-Effective Amendment No. 18 to Registration Statement on Form N-1A
Securities Act File No. 333-32798
Investment Company Act File No. 811-8727

SunAmerica Equity Funds
Post-Effective Amendment No. 70 to Registration Statement on Form N-1A
Securities Act File No. 033-08021
Investment Company Act File No. 811-04801

Dear Ms. Hinke:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the undersigned and Patrick Quinn on March 15, 2017, regarding the above-referenced Post-Effective Amendments to the Registration Statement on Form N-1A (each, an “Amendment”). The Amendments contain (i) the addition of Class T shares to each of AIG Focused Dividend Strategy Fund (formerly known as Focused Dividend Strategy Portfolio) and AIG Strategic Value Fund (formerly known as SunAmerica Strategic Value Portfolio), each a series of SunAmerica Series, Inc. (“Series, Inc.”); (ii) the addition of Class T shares to each of AIG U.S. Government Securities Fund (formerly known as SunAmerica U.S. Government Securities Fund), AIG Strategic Bond Fund (formerly known as SunAmerica Strategic Bond Fund) and AIG Flexible Credit Fund (formerly known as SunAmerica Flexible Credit Fund), each a series

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in alliance with Dickson Minto W.S., London and Edinburgh

Ms. Kathryn Hinke, Esq.

April 3, 2017

of SunAmerica Income Funds (“Income Funds”); (iii) the addition of Class W shares to AIG Strategic Value Portfolio (formerly known as SunAmerica Strategic Value Portfolio), a series of Series Inc.; (iv) the addition of Class W shares to SunAmerica Senior Floating Rate Fund, Inc. (“Senior Floating Rate Fund”); and (v) the addition of Class W shares to AIG Japan Fund (formerly known as SunAmerica Japan Fund), a series of SunAmerica Equity Funds (“Equity Funds” and collectively with Series Inc., Income Funds, Senior Floating Rate Fund and Equity Funds, the “Registrants”).

For your convenience, the substance of the Staff’s comments has been restated below. Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendments.

I. GENERAL COMMENTS

Comment 1:	Please complete or update all information that is currently in brackets or missing in the Prospectus, SAI and Part C of an Amendment in a subsequent amendment.

Response 1:	The Registrants confirm that all incomplete information in the Amendments will be updated in the subsequent Post-Effective Amendments.

Comment 2:	In the subsection entitled “Shareholder Account Information – Calculation of Sales Charges – Sales Charge Arrangements and Waivers” of each Prospectus, please revise to state that the Registrant will amend the Prospectus to reflect any changes to the programs described, and delete “at any time without prior notice”.

Response 2:	The Registrants respectfully submit that the disclosure relating to sales charge waivers in the Prospectus will comply with Rule 22d-1 and Item 12(a)(2) of Form N-1A, as applicable.

II. SERIES, INC. COMMENTS

Comment 3:	Please add a line item for “Return Before Taxes” to the performance table in the subsection entitled “Portfolio Highlights: Focused Dividend Strategy Portfolio – Performance Information” on page 4 of the Class T shares prospectus.

Response 3:	The requested change has been made.

Comment 4:	Please revise Footnote No. 2 in the subsection entitled “Fund Highlights: Strategic Value Portfolio – Fees and Expenses of the Portfolio” in view of the accounting guidelines discussed in the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73), which state that recapture provisions in an investment adviser’s expense limitation agreement should be limited to the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture. The Staff notes that this comment applies to all relevant fee tables discussing recoupment.

Ms. Kathryn Hinke, Esq.

April 3, 2017

Response 4:	The Registrant respectfully declines to make the requested change, as the current language accurately reflects the current expense limitation agreement between the Adviser and the Registrants. The Registrant confirms, however, that any recoupment of waived and/or reimbursed fees will not exceed (1) the net expense ratio that was in place when such amounts were waived and/or reimbursed, and (2) the Fund’s current net expense ratio.

Comment 5:	Please revise the narrative preceding the performance table in the subsection entitled “Portfolio Highlights: Strategic Value Portfolio – Performance Information” on page 8 to reflect that the Class T shares’ performance will be lower than the performance of the Class A shares presented in the Average Annual Returns table because of higher expenses on the Class T shares.

Response 5:	The Registrant respectfully declines to make the requested change because the current disclosure adequately informs investors that the returns between the classes will differ to the extent that the classes have different expenses.

Comment 6:	Please add a line item for “Return Before Taxes” to the performance table in the subsection entitled “Portfolio Highlights: Strategic Value Portfolio – Performance Information” on page 8 of the Class T shares prospectus.

Response 6:	The requested change has been made.

Comment 7:	In the section entitled “Important Additional Information”, please add a statement disclosing when the Fund’s net asset value (“NAV”) is calculated and if the price of purchase or redemption is made at the next calculated NAV after an order is placed. Please also disclose that the Fund’s shares are redeemable and briefly identify the procedures for redeeming shares (i.e., by telephone, written request, or other).

Response 7:	The Registrant submits that the section “Important Additional Information – Purchase and Sale of Fund Shares” discloses that Fund shares are redeemable by stating that an investor may purchase or sell shares each day the New York Stock Exchange is open and that an investor should contact a broker, financial adviser or financial institution with respect to the purchase and sale of shares. The Registrant notes that this information is provided in detail in the section of the Prospectus entitled “Shareholder Account Information – Transaction Policies (All Funds and All Classes) – Execution of Requests.” Therefore, the Registrant submits that the disclosure is adequate and respectfully declines to make any changes.

Comment 8:	In section entitled “Shareholder Account Information – Sales Charge Arrangements and Waivers – Information and Records to be Provided to the Portfolio” for each series of Equity Funds, Senior Floating Rate Fund and Series, Inc., please confirm that the information referred to in the following paragraph is provided in a clear and prominent format per Item 12(a)(5) of Form N-1A: “For more information regarding the sales charge reductions and waivers described above, please visit our website at www.safunds.com and select the “Products” hyperlink. The Portfolio’s SAI also contains additional information about the sales charges and certain reductions and waivers.”

Ms. Kathryn Hinke, Esq.

April 3, 2017

Response 8:	The Registrants submit that such information is provided in a clear and prominent format both on the website and in the SAI.

Comment 9:	In the subsection entitled “Shareholder Account Information – Distribution and Service Fees” for each series of Equity Funds, Senior Floating Rate Fund and Series, Inc., please disclose the information required by Item 12(b) of Form N-1A.

Response 9:	The Registrants respectfully note that such disclosure is included in the Prospectus where applicable.

Comment 10:	Please review the Amendments for consistency with capitalization of “Portfolio” and revise as appropriate.

Response 10:	The Registrants have conformed the defined terms throughout.

III. INCOME FUNDS COMMENTS

Comment 11:	Please add a line item for “Return Before Taxes” to the performance table in the subsection entitled “Portfolio Highlights – Performance Information” for each series.

Response 11:	The requested changes have been made.

Comment 12:	In the subsection entitled “Fund Highlights: U.S. Government Securities Fund – Performance Information,” please provide year-to-date returns as of the end of the most recent quarter in a footnote to the bar chart per Item 4(b)(2)(ii) of Form N-1A.

Response 12:	The Registrant notes that as of the date of the Amendment, the most recent quarter is the quarter ended December 31, 2016, which is the date of the most recent year-to-date returns. The Registrant submits that the disclosure of these returns is consistent with Item 4(b)(2)(ii) of Form N-1A.

Comment 13:	In the subsection entitled “Fund Highlights: Strategic Bond Fund – Example,” please delete the footnote to the expense example as it references Class B shares of the Fund.

Response 13:	The requested change has been made.

Comment 14:	In the subsection entitled “Fund Highlights: Flexible Credit Fund – Performance Information,” please present a broad-based securities market index as defined in Instruction 5 to Item 27(b)(5) of Form N-1A and provide an accompanying narrative.

Response 14:	The Registrant respectfully submits that the above-referenced section includes the Bank of America Merrill Lynch USD 3-Month LIBOR Constant Maturity Index, which is an appropriate broad-based securities market index.

Ms. Kathryn Hinke, Esq.

April 3, 2017

IV. SENIOR FLOATING RATE FUND COMMENTS

Comment 15:	Please disclose in the Prospectus and/or SAI, where applicable, that below investment grade bonds are often referred to as “junk bonds.”

Response 15:	The Registrant notes that “junk bonds” are defined in the Glossary of the Prospectus and therefore submits that the current disclosure is adequate.

Comment 16:	The Staff notes that two indexes are included in the Average Annual Total Returns table and accompanying narrative with respect to the Fund’s performance information. Please explain why two indexes are included. Please also update the accompanying bar chart to include performance for the calendar year ended December 31, 2016 and to remove disclosure in the narrative accompanying the bar chart regarding the Fund’s conversion from a closed-end investment company to an open-end investment company.

Response 16:	The Registrant notes that the Bloomberg Barclays U.S. Aggregate Bond Index serves as the broad-based securities market index required by Item 4(b)(2) of Form N-1A. As permitted by Instruction 2(b) to Item 4(b)(2), the Fund also includes information for an additional index, the S&P/LSTA Leveraged Loan Index. The other requested changes have been made.

V. EQUITY FUNDS COMMENTS

Comment 17:	In the subsection entitled “Fund Highlights: SunAmerica Japan Fund – Performance Information,” please provide year-to-date returns as of the end of the most recent quarter in a footnote to the bar chart per Item 4(b)(2)(ii) of Form N-1A.

Response 17:	The Registrant notes that as of the date of the Amendment, the most recent quarter is the quarter ended December 31, 2016, which is the date of the most recent year-to-date returns. The Registrant submits that the disclosure of these returns is consistent with Item 4(b)(2)(ii) of Form N-1A.

Comment 18:	Please add a line item for “Return Before Taxes” to the performance table in the subsection entitled “Fund Highlights: SunAmerica Japan Fund – Performance information.”

Response 18:	The requested change has been made.

Ms. Kathryn Hinke, Esq.

April 3, 2017

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Should you have any questions concerning the above, please call the undersigned at 212-728-8992.

Very truly yours,

/s/ Jessica A. Herlihy
Jessica A. Herlihy

Cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Thomas D. Peeney, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP
Patrick Quinn, Esq., Willkie Farr & Gallagher LLP